SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

CE FRANKLIN LTD.

(Translation of Registrant's Name into English)

Suite 1900, 300 5th Avenue S.W.

Calgary, Alberta, Canada T2P 3C4

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___XXX___

    Form 40-F _________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnished the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _________    No ___XXX___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________)

EXHIBIT LIST

32.1        CEO Certification

32.2        CFO Certification

99.1        Financial Statements

99.2        Management's Discussion & Analysis

99.3        News Release dated October 27, 2008

99.4        News Release dated October 28, 2008

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  October 28, 2008

CE FRANKLIN LTD.

By: "signed"

Name: Mark Schweitzer

Title:    Vice President and Chief Financial Officer